Via  EDGAR

December 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
Form 10-Q for the Period Ended June 30, 2011
Filed August 9, 2011
Form 10-Q for the Period Ended September 30, 2011
Filed November 9, 2011
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated December 12, 2011, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our Form 10-K and Form 10-Q and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comment below, followed by our response.

General

1.
We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), Commercial Paper Funding Facility (CPFF), Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF).  We note from your disclosures during these periods that you appear to disclose the participation in certain programs, including the TLGP and the amounts of borrowing outstanding as of the balance sheet dates for that program, you disclose the existence and availability of certain other programs, such as the CPFF, PDCF and the TSLF, but you do not appear to have provided quantified information as to the level or amounts of borrowings under these programs, and you do not provide any discussion about certain other programs that were in existence at this time, such as the TAF.  To the extent that you had borrowings under any of these programs during those periods, please tell us how you concluded that quantitative and qualitative disclosure about your participation in these programs was not required.  Additionally, please provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. Effects of Federal Financial Assistance Upon Operations.

Response:

In 2008 we accessed the Primary Dealer Credit Facility (PDCF) and in 2008 and the first four months of 2009 we accessed the Term Securities Lending Facility (TSLF). Participation in these short-term government lending programs was required to be fully secured with daily mark-to-market collateral adjustments based on haircuts set by and fees paid to the Federal Reserve. We provided qualitative disclosure about these programs on page 122 of our 2008 Form 10-K.  There were no borrowings outstanding under the PDCF as of the end of our 2008 fiscal year.   Collateral received and pledged under the TSLF was included in our collateralized transactions disclosures on page 162 of our 2008 Form 10-K.

We also disclosed that we had access to an unsecured debt guarantee under the FDIC’s Temporary Liquidity Guarantee Program (TLGP).  These were guarantees by the FDIC of certain of our unsecured public debt obligations, which we otherwise disclosed.  Accordingly, both qualitative and quantitative disclosure on the usage of this program was provided on pages 122 and 123 of our 2008 Form 10-K.

In addition, we described the unsecured Commercial Paper Funding Facility (CPFF) on page 122 of our 2008 Form 10-K and noted that we had utilized it for a de minimis amount.  We did not further utilize the CPFF in 2009.

We did not access the Term Auction Facility (TAF).

With respect to FRC 501.06 “Effects of Federal Financial Assistance Upon Operations” we do not believe this is applicable in the circumstances since Goldman Sachs did not receive federal assistance in connection with any acquisitions or restructurings.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:       David A. Viniar, Chief Financial Officer (Principal Financial Officer)
    (The Goldman Sachs Group, Inc.)

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